VIA FACSIMILE and EDGAR

March 2, 2006

Mr. Russell Mancuso,

        Branch Chief,

                Mail Stop 6010,

                        Division of Corporation Finance,

                                Securities and Exchange Commission,

                                         100 F Street, N.E.

                                                 Washington, D.C. 20549

Re:	Responses to Comments on Amendment No. 1 to the Registration
Statement on Form F-3 filed by ChipMOS TECHNOLOGIES
(Bermuda) LTD. on January 10, 2006 (File No. 333-130230)

Dear Mr. Maucuso:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) today filed via EDGAR Amendment No. 2 to its Registration Statement on Form F-3 (File No. 333-130230) (the “Registration Statement”). This letter responds to your letter, dated January 23, 2006, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with Amendment No. 1 to the Registration Statement filed on January 10, 2006. We are also providing a courtesy hard copy of Amendment No. 2 to the Registration Statement, marked to reflect changes from Amendment No. 1 to the Registration Statement, to you and Mr. Donald C. Hunt for your convenience.

For your convenience, we have included the text of your comment in this response letter in italicized form and keyed our response accordingly. All page references contained in this letter are to the pages of Amendment No. 2 to the Registration Statement in the form filed today with the Commission.

Mr. Russell Mancuso	-2-

Form F-3

Selling Shareholders, page 135

1.	Regarding your response to previous comment 1, please note that Rule 430B(b) in general permits you only to omit information that is unknown or not reasonably available, the identities of selling security holders and the amounts of securities registered on their behalf. Other information required by the form must be disclosed. Therefore:

•	Please disclose the aggregate number of securities being offered by the selling shareholders.

•	Please expand your disclosure regarding the initial transaction in which the securities were sold to clarify when the selling security holders paid for the securities in full.

•	Please expand your Plan of Distribution discussion to disclose the ways in which the selling security holders might sell the securities. This Plan of Distribution disclosure then can be amended in the future as appropriate.

The Company acknowledges the Staff’s comment with respect to Rule 430B(b), and wishes to advise the Staff that the Company has revised the fee table of the Registration Statement and the disclosure on page 135 to reflect its current plan to register secondary offerings on the shelf registration statement for the account of Mosel Vitelic Inc. (“Mosel”), the sole selling security holder to have its securities registered on the Registration Statement The Company has revised the disclosure on the Selling Shareholders to include information as required under Item 507 of Regulation S-K.

In response to the Staff’s comment on providing the disclosure regarding the initial transaction in which the securities were sold, the Company has revised the disclosure on page 135 to clarify when Mosel paid for the securities in full.

The Company has revised the disclosure on page 136 to disclose all the methods which Mosel may consider selling the securities covered by the prospectus in the future takedowns, with an understanding that such Plan of Distribution disclosure may be amended as appropriate in the applicable prospectus supplement.

*      *      *      *      *

Mr. Russell Mancuso	-3-

If you have any questions or comments concerning the foregoing, please feel free to contact Michael G. DeSombre (telephone: 852-2826-8696; facsimile: 852-2522-2280) at Sullivan & Cromwell LLP in Hong Kong.

Very truly yours,

/s/ Shou-Kang Chen

Shou-Kang Chen

Chief Financial Officer

cc:	Donald C. Hunt

(The Securities and Exchange Commission)

Shih-Jye Cheng
Silvia Yu-Chiao Su

(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

John D. Young
Michael G. DeSombre
Ling Yang

(Sullivan & Cromwell LLP)